[redacted]

14047671

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53024

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2013** AND ENDING **DECEMBER 31, 2013**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

ACER INVESTMENT GROUP LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

75 CLAREMONT ROAD - SUITE 309

BERNARDSVILLE,	**NEW JERSEY**	**07924**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Goldman **(TEL) 908-630-9060**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

SECURITIES AND EXCHANGE COMMISSION
MAR 04 2014
REGISTRATIONS BRANCH
14

OATH OR AFFIRMATION

I, *Alan Goldman*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *ACER INVESTMENT GROUP, LLC, as of Dec 31, 2013*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x ______________________
Signature

CFO
____
Title

x ______________________
Notary Public

SANDRA S BALIATICO
Commission # 2382919
Notary Public, State of New Jersey
My Commission Expires
June 02, 2014

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACER INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ACER INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	$ 429,030
Due from brokers	244,742
Dividend finder fees receivable	201,982
Fixed assets, net of accumulated depreciation of $57,589 (Note 2(e))	5,297
Due from affiliated companies	51,420
Prepaid expenses	62,890
Other assets	31,215
Total assets	$ 1,026,576
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 96,733
Total liabilities	96,733
Commitments and Contingencies (Note 6)	
Capital (Note 8)	929,843
Total liabilities and capital	$ 1,026,576

CONFIDENTIAL TREATMENT REQUIRED

The accompanying notes are an integral part of this statement.

ACER INVESTMENT GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Note 1- Nature of Business

Acer Investment Group, LLC, a limited liability company (The "Company") is a broker/dealer in securities, registered with the Securities and Exchange Commission and is a member of the Chicago Stock Exchange.

The "Company" operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Commission, and accordingly is exempt from the remaining provisions of that rule.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) ***Marketable Securities***
Marketable securities owned by the Company are reflected at market value with the resulting unrealized gains and losses included in income.

c) ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Income Taxes***
Income taxes are not payable by, nor provided for, the Company. Members are taxed individually on their share of company earnings for federal and state income tax purposes.

e) ***Depreciation***
Depreciation of furniture and equipment is computed on the straight-line method using estimated useful lives of five to seven years.

f) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions may affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

g) ***Subsequent Events***
The company has evaluated events and transactions that occurred between December 31, 2013 and February 5, 2014, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Major Service Providers

The Company currently has one service provider relationship. The one relationship accounted for 73% of total dividend finder's fees.

Note 4- Property, Equipment and Leasehold Improvements

Major classifications of property and equipment, as of December 31, 2013, are summarized as follows:

Equipment	$ 59,540
	59,540
Less: Accumulated depreciation	(57,589)
	1,951
Artwork carried at cost, and, not depreciated	3,346
	$ 5,297

Note 5 - Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company contributed $25,250 for the year ended December 31, 2013. The Company's liability to the plan for the year ended December 31, 2013, was $-0-.

Note 6 - Commitments and Contingencies

Office Lease

The Company leases two premises under leases expiring October 31, 2014 and August 31, 2015. At December 31, 2013, the minimum rental commitment before escalations under the leases is as follows:

Year	Amount
2014	$53,285
2015	$12,700

Note 7 - Related Party Transactions

The Company has dealings with various companies (collectively the "affiliates") that are related through common ownership.

The Company paid approximately $12,000 to the affiliates for consulting fees.

Note 8- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2013, the Company's net capital of $576,819 was $476,819 in excess of its required net capital of $100,000. The Company's net capital ratio was 16.77%.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Acer Investment Group, LLC
75 Claremont Road – Suite 309
Bernardsville, NJ 07924

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Acer Investment Group, LLC., (the Company) as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Acer Investment Group, LLC., as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 5, 2014